
02006492

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2002 WASH. D.C.

SEC FILE NUMBER
8- 33543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lighthouse Securities, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Main Street
(No. and Street)

Hartford	CT	06106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Nassau (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

One State Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

LIGHTHOUSE SECURITIES, LTD.
(SEC FILE No. 8-33543)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statements of Financial Condition.

[x] (c) Statements of Operations.

[x] (d) Statements of Cash Flows.

[x] (e) Statements of Changes in Shareholder's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 2 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

AFFIRMATION

I, STANLEY T. SADLAK, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. for the years ended December 31, 2001 and 2000 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Stanley T. Sadlak
President



Notary Public

My Commission Exp. Jan. 31, 2005

Lighthouse Securities, LTD.
Financial Statements and Supplemental
Schedules and Independent Auditors' Report
For the Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

Board of Directors
Lighthouse Securities, LTD.

We have audited the accompanying statements of financial condition of Lighthouse Securities, LTD. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Securities, LTD. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 11, 2002

One State Street
Hartford, CT 06103
Telephone (860) 549-3100
FAX (860) 549-3101
Email: advisors@slbcpa.com

Lighthouse Securities, LTD.
Statements of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 8,352	$ 8,383
Accounts receivable	350	-
Total Assets	$ 8,702	$ 8,383

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
Unsecured commissions payable	$ 88	$ -
Accrued state income tax	250	250
Total Liabilities	338	250
Commitments and contingencies (see Note 7)		
Shareholder's Equity:		
Common stock, $1 par value; 5,000 shares authorized, 1,000 shares issued and outstanding in 2001 and 2000	1,000	1,000
Paid in capital	75,020	54,420
Accumulated deficit	(67,656)	(47,287)
Total Shareholder's Equity	8,364	8,133
Total Liabilities and Shareholder's Equity	$ 8,702	$ 8,383

The accompanying notes are an integral part of these financial statements

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and service fees	$ 23,308	$ 34,421
General and administrative expenses:		
Commissions	13,296	25,842
Management fees	10,050	9,000
Registration fees	1,021	527
Professional fees	-	6,247
Insurance	512	283
Office supplies and expense	235	243
Total general and administrative expenses	25,114	42,142
Loss from operations	(1,806)	(7,721)
Other income and (expenses):		
Customer settlements	(18,400)	-
Other income	87	137
	(18,313)	137
Loss before income taxes	(20,119)	(7,584)
Provision for income taxes	250	250
Net loss	$ (20,369)	$ (7,834)

The accompanying notes are an integral part of these financial statements

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2000	$ 1,000	$ 51,420	$ (39,453)	$ 12,967
Capital contribution	-	3,000	-	3,000
Net loss - year ended December 31, 2000	-	-	(7,834)	(7,834)
Balance at December 31, 2000	1,000	54,420	(47,287)	8,133
Capital contribution	-	20,600	-	20,600
Net loss - year ended December 31, 2001	-	-	(20,369)	(20,369)
Balance at December 31, 2001	$ 1,000	$ 75,020	$ (67,656)	$ 8,364

The accompanying notes are an integral part of these financial statements

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (20,369)	$ (7,834)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(350)	7,000
Increase (decrease) in unsecured commissions	88	(1,750)
Decrease in accounts payable	-	(2,233)
Net cash used in operating activities	(20,631)	(4,817)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contribution from stockholder	20,600	3,000
Net cash provided by financing activities	20,600	3,000
NET DECREASE IN CASH	(31)	(1,817)
CASH beginning of year	8,383	10,200
CASH end of year	$ 8,352	$ 8,383

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2001	2000
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business - Lighthouse Securities LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company is wholly owned by Stanley T. Sadlak, President of the STS Group, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective May 7, 1985. The Company is primarily engaged in sales of investment instruments as authorized by the NASD.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD. The Company is currently authorized to sell direct participant programs, unit trusts, variable annuities, and mutual funds.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) "*Accounting for Income Taxes*". SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Fair Value of Financial Instruments - The value of various financial instruments such as cash, accounts receivable, and unsecured commissions payable approximate fair value.

NOTE 2 - NET CAPITAL:

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2001 and 2000, the Company had net capital of $8,364 and $8,133 with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .04 to 1 and .03 to 1 for December 31, 2001 and 2000, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Stanley T. Sadlak is both president and owner of the Company and STS Group, Inc. that is wholly owned by Stanley T. Sadlak. STS Group, Inc. and its subsidiaries provide bookkeeping and management services to the Company. The Parent also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. The following amounts have been paid to related parties as of December 31:

	2001	2000
STS Group, Inc. and subsidiaries		
Management fees and bookkeeping services	$ 10,050	$ 9,000
Stanley T. Sadlak		
Commission expense	7,950	15,160

NOTE 4 - CUSTOMER SETTLEMENTS:

During 2001, the Company paid settlement expenses in the amount of $18,400 as a result of actions brought against it during 2000. These expenses were comprised of $10,000 to the Connecticut Department of Banking for fines and settlement costs and $8,400 to the NASD for arbitration costs. As a result of these payments, the actions are considered closed.

NOTE 5 - INCOME TAXES:

The Company has the following loss carryforwards to reduce federal and state income in future years:

Federal	Loss Carryforward	Deferred Tax Asset	Valuation Allowance
Expires 2006	$ 1,660	$ 249	$ (249)
Expires 2008	7,414	1,112	(1,112)
Expires 2009	6,537	981	(981)
Expires 2010	3,235	485	(485)
Expires 2018	4,500	675	(675)
Expires 2019	10,509	1,576	(1,576)
Expires 2020	7,834	1,175	(1,175)
Expires 2021	20,369	3,055	(3,055)
2001 Carryforward	$ 62,058	$ 9,308	$ (9,308)

Connecticut	Loss Carryforward	Deferred Tax Asset	Valuation Allowance
Expires 2003	$ 4,250	$ 468	$ (468)
Expires 2004	10,259	1,128	(1,128)
Expires 2005	7,584	569	(569)
Expires 2006	20,119	1,509	(1,509)
2001 Carryforward	$ 42,212	$ 3,674	$ (3,674)

The valuation allowance increased $4,564 and $1,416 in 2001 and 2000, respectively.

NOTE 6 - CONCENTRATIONS:

The Company's sales are derived from commissions received on the sales of various investment contracts. For the years ended December 31, 2001 and 2000, commission revenue from one company amounted to 90% and 99% of total revenue, respectively. As of December 31, 2001, accounts receivable from one company amounted to 100% of total accounts receivable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

The Company has a lawsuit brought against it by an outside party. Management is contesting this lawsuit, however at this time the financial effects can not be reasonably estimated. However, management does not believe the effects of this lawsuits will have a material impact on the Company's financial position.

Lighthouse Securities, LTD.
Supplemental Schedules
December 31, 2001

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL:

Shareholder's equity	$ 8,364
Net capital	8,364
Less net capital requirement [greater of $23 (6.67% of aggregate indebtedness) or $5,000]	5,000
Net capital in excess of requirements	$ 3,364

AGGREGATE INDEBTEDNESS:

Total liabilities	$ 338
Aggregate indebtedness	$ 338
Ratio of aggregate indebtedness to net capital	.04 to 1

NOTE: There is no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2001.

See independent auditors' report

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Lighthouse Securities, LTD.

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One State Street
Hartford, CT 06103
Telephone (860) 549-3100
FAX (860) 549-3101
Email: advisors@slbcpa.com

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should be not used for any other purpose.

Saslow Lufkin & Buggy, LLP

February 11, 2002

Lighthouse Securities, LTD.
(SEC FILE No. 8-33543)

Financial Statements and Supplemental Schedules for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report and Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5